W. Scott Lawler
Corporate/Securities Attorney
WSL@BoothUdall.com

December 24, 2015

Matthew Crispino, Attorney – Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:            eMedia Group Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 24, 2015
File No. 333-208049
Dear Mr. Crispino:
The Company is in receipt of your comment letter dated December 21, 2015, regarding the Company’s filing referenced above.
Below are the comments from your comment letter each followed by the Company’s responses thereto.
Facing Page
Comment #1
We note your disclosure that the offering will be open until all shares have been sold or a period of nine months from the effective date of the registration statement. As such, it appears that the offering will be on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933. Please check the Rule 415 box on the registration statement facing page and include the Rule 415 undertakings in Part II, Item 17 of this registration statement.
Response to Comment #1

The Company has made the change noted in this comment.

General

Comment #2

1255 W. Rio Salado Pkwy., Ste. 215 Tempe, AZ 85281 P: 480.830.2700	Booth Udall Fuller, PLC www.BoothUdall.com	3000 South 31st Street, Ste. 100 Temple, TX 76502 P: 254.870.5606

Please add a prospectus summary that provides a brief discussion of your business and product. Such information appears necessary to provide a meaningful overview of the key aspects of this offering. Refer to Item 503(a) of Regulation S-K. Also, please move the disclaimers and explanations on pages 5 and 6 to a place after your risk factors section.

Response to Comment #2

The Company has added a prospectus summary as noted in this comment. The Company has also moved the disclaimers referenced in this comment to certain places after the risk factors section or deleted them in their entirety, as the case may be.

Cover Page

Comment #3

Given that you have structured your transaction as a best-efforts, no minimum offering, please remove the proceeds table from the cover page as it suggests that a certain amount of proceeds will be received.

Response to Comment #3

The Company has removed the proceeds table from the cover page as noted in this comment.

The Offering, page 7

Comment # 4

Please clearly state that you may sell only a small portion or none of offered shares, in which case the gross proceeds will be significantly less.

Response to Comment #4

The Company has made the revision noted in this comment.

Risk Factors, page 8

Comment #5

Please advise whether your directors and officers reside in the United States. If not, please provide a risk factor addressing the risks U.S. shareholders face in:

•            effecting service of process within the United States on your officers;

•            enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;
•            enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and
•            bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

Alternatively, please advise us as to why you believe such a risk factor is not warranted.

Response to Comment #5

The Company has made it clear that its officers and directors reside outside of the United States. In connection therewith, the Company has added a risk factor that addresses the issues noted in this comment.

Comment #6

Unless you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement, please add a risk factor clarifying that as a Section 15(d) filer, you will not be a fully reporting company. Specifically, disclose that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act, and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act. Additionally, please highlight that if you have fewer than 300 shareholders following the fiscal year in which your registration statement becomes effective, your periodic reporting obligations under Section 13(a) will be automatically suspended pursuant to Section 15(d) of the Exchange Act.

Response to Comment #6

The Company has added a statement that it intends to file a Form 8-A registration statement under Section 12(g) of the Securities Exchange Act of 1934 upon the effectiveness of this registration statement.

Use of Proceeds, page 21

Comment #7

Please revise this section to disclose your intended use of the net proceeds from this offering assuming the sale of 10%, 25%, 50%, 75% and 100% of the securities being offered. In this regard, disclose the net proceeds required to hire one or two software developers.

Response to Comment #7

The Company has made the revisions noted in this comment; provided, however, the Company did not disclose its intended use assuming the sale of 10% of the securities being offered due to the fact that the first 25% of the proceeds realized (or in the case of the sale up to 25% of the shares offered) will all be used for marketing activities. Therefore, there is no additional information provided to potential investors by showing the use of proceeds in the case of the sale of less than 25% of the shares offered.

Dilution, page 23

Comment #8

Provide dilution information for varying levels of proceeds raised in the offering (i.e., 10%, 25%, 50%, 75% and 100%) in tabular format.

Response to Comment #8

The Company has made the revisions noted in this comment.

Capitalization, page 22

Comment #9

In the context of a no-minimum, best efforts offering, it does not appear appropriate to assume the sale of all 500,000 offered shares in the capitalization. Please revise to remove the pro forma, as adjusted column, or advise.

Response to Comment #9

The Company has made the revisions noted in this comment.

Management’s discussion and analysis of financial condition and results of operations Current and Projected Revenue, page 29

Comment #10

Please tell us how you determined you have a reasonable basis to make the revenue and net profit projections. Refer to Item 10(b)(1) of Regulation S-K. Also tell us what consideration you have given to discussing the assumptions which in management's opinion are most significant to the projections or are the key factors upon which the financial results of the enterprise depend. Refer to Item 10(b)(3) of Regulation S-K.

Response to Comment #10

The Company has added statements regarding the basis for its revenue and net profit projections, and the assumptions that, in management’s opinion, are most significant to the projections or are key factors upon which the Company’s projected financial results depend.

Business

Description of Business, page 33

Comment #11

We refer to note 2 to your financial statements, which indicates that one customer accounted for 62% of revenues and 83% of accounts receivable in 2013, and two customers accounted for 36% of revenues in 2014. Please revise to discuss your historical dependence on one or a few major customers. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Response to Comment #11

The Company has made the revisions noted in this comment.

Current Industry Size and Growth Potential, page 33

Comment #12

Please expand your disclosure to indicate that your market share of the overall market is limited. Please also state that even if the overall market grows, there is no guarantee that you will experience similar growth.

Response to Comment #12

The Company has made the revisions noted in this comment.

Property, page 38

Comment #13

Please file the office lease agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K. Also, disclose whether you currently utilize office space in Denmark. Refer to Item 102 of Regulation S-K.

Response to Comment #13

The office lease agreement is in Dutch and the Company has submitted it for translation. The Company will provide it to the Staff and file it as an exhibit to the S-1 when it becomes available.

Certain relationships and related party transactions, page 42

Comment #14

We note your disclosure in note 4 to the financial statements regarding amounts owed to one of your shareholders. Please revise your disclosure in this section to disclose this loan. See Item 404(d) of Regulation S-K.

Response to Comment #14

The disclosure requested by this comment already exists in the Certain relationships and related party transactions section. However, the Company has removed from that section the paragraph about no existing related party transaction as required by Item 404 of Regulation S-K.

Procedures for Subscribing, page 46

Comment #15

Please tell us if you plan to use a subscription agreement. If so, please file a copy of the subscription agreement as an exhibit to the registration statement.

Response to Comment #15

The Company does intend to use a subscription agreement. A copy of such subscription agreement is being filed as an exhibit to the S-1.

Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page 74

Comment #16

Exhibit 3.1 was filed in an improper format. Please refile this in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 34 (Sept. 2015).

Response to Comment #16

The Company has filed as Exhibit 3.1 a text-searchable version of its Articles of Incorporation.

Sincerely,

BOOTH UDALL FULLER, PLC

By:  /s/ W. Scott Lawler
           W. Scott Lawler, Esq.